SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

17 Education & Technology Group Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

81807M106**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒     Rule 13d-1(c)

☐      Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The CUSIP Number is for the American Depositary Shares relating to Class A ordinary shares that trade on the NASDAQ Global Select Market.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 21

CUSIP # 81807M106	Page 2 of 23

1	NAME OF REPORTING PERSONS H Capital I, L.P. (“H Capital I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
22,308,979 shares, all of which are directly owned by H Capital I, except that H Capital I GP, L.P. (“Partner I”), the general partner of H Capital I, H Capital I GP, Ltd. (“H Capital I Ltd”), the general partner of Partner I, and Xiaohong Chen (“Director”), the director of H Capital I Ltd, may be deemed to have sole voting power.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER 22,308,979 shares, all of which are directly owned by H Capital I, except that Partner I, H Capital I Ltd and Director may be deemed to have sole dispositive power.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,308,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.4%*
12	TYPE OF REPORTING PERSON	PN

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 3 of 23

1	NAME OF REPORTING PERSONS H Capital I GP, L.P. (“Partner I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,308,979 shares, all of which are directly owned by H Capital I, except that Partner I, H Capital I Ltd and Director may be deemed to have sole voting power.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 22,308,979 shares, all of which are directly owned by H Capital I, except that Partner I, H Capital I Ltd and Director may be deemed to have sole dispositive power.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,308,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.4%*
12	TYPE OF REPORTING PERSON	PN

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 4 of 23

1	NAME OF REPORTING PERSONS H Capital I GP, Ltd. (“H Capital I Ltd”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,308,979 shares, all of which are directly owned by H Capital I, except that Partner I, H Capital I Ltd and Director may be deemed to have sole voting power.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 22,308,979 shares, all of which are directly owned by H Capital I, except that Partner I, H Capital I Ltd and Director may be deemed to have sole dispositive power.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,308,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.4%*
12	TYPE OF REPORTING PERSON	OO

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 5 of 23

1	NAME OF REPORTING PERSONS H Capital II, L.P. (“H Capital II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

13,552,176 shares, all of which are directly owned by H Capital II, except that H Capital II GP, L.P. (“Partner II”), the general partner of H Capital II, and H Capital II GP, Ltd. (“H Capital II Ltd”), the general partner of Partner II, and Director, the director of H Capital II Ltd, may be deemed to have sole voting power.

	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 13,552,176 shares, all of which are directly owned by H Capital II, except that Partner II, H Capital II Ltd and Director may be deemed to have sole dispositive power.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	13,552,176
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.3%*
12	TYPE OF REPORTING PERSON	PN

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 6 of 23

1	NAME OF REPORTING PERSONS H Capital II GP, L.P. (“Partner II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,552,176 shares, all of which are directly owned by H Capital II, except that Partner II, H Capital II Ltd and Director may be deemed to have sole voting power.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 13,552,176 shares, all of which are directly owned by H Capital II, except that Partner II, H Capital II Ltd and Director may be deemed to have sole dispositive power.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	13,552,176
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.3%*
12	TYPE OF REPORTING PERSON	PN

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 7 of 23

1	NAME OF REPORTING PERSONS H Capital II GP, Ltd. (“H Capital II Ltd”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,552,176 shares, all of which are directly owned by H Capital II, except that Partner II, H Capital II Ltd and Director may be deemed to have sole voting power.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 13,552,176 shares, all of which are directly owned by H Capital II, except that Partner II, H Capital II Ltd and Director may be deemed to have sole dispositive power.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	13,552,176
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.3%*
12	TYPE OF REPORTING PERSON	OO

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 8 of 23

1	NAME OF REPORTING PERSONS H Capital IV, L.P. (“H Capital IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,611,931 shares, all of which are directly owned by H Capital IV, except that H Capital IV GP, L.P. (“Partner IV”), the general partner of H Capital IV, H Capital IV GP, Ltd. (“H Capital IV Ltd”), the general partner of Partner IV, and Director, the director of H Capital IV Ltd, may be deemed to have sole voting power.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER 12,611,931 shares, all of which are directly owned by H Capital IV, except that Partner IV, H Capital IV Ltd and Director may be deemed to have sole dispositive power.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,611,931
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.1%*
12	TYPE OF REPORTING PERSON	PN

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 9 of 23

1	NAME OF REPORTING PERSONS H Capital IV GP, L.P. (“Partner IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,611,931 shares, all of which are directly owned by H Capital IV, except that Partner IV, H Capital IV Ltd and Director may be deemed to have sole voting power.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 12,611,931 shares, all of which are directly owned by H Capital IV, except that Partner IV, H Capital IV Ltd and Director may be deemed to have sole dispositive power.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,611,931
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.1%*
12	TYPE OF REPORTING PERSON	PN

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 10 of 23

1	NAME OF REPORTING PERSONS H Capital IV GP, Ltd. (“H Capital IV Ltd”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,611,931 shares, all of which are directly owned by H Capital IV, except that Partner IV, H Capital IV Ltd and Director may be deemed to have sole voting power.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 12,611,931 shares, all of which are directly owned by H Capital IV, except that Partner IV, H Capital IV Ltd and Director may be deemed to have sole dispositive power.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,611,931
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.1%*
12	TYPE OF REPORTING PERSON	OO

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 11 of 23

1	NAME OF REPORTING PERSONS H Capital V, L.P. (“H Capital V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,500,000 shares, all of which are directly owned by H Capital V, except that H Capital V GP, L.P. (“Partner V”), the general partner of H Capital V, H Capital V GP, Ltd. (“H Capital V Ltd”), the general partner of Partner V, and Director, the director of H Capital V Ltd, may be deemed to have sole voting power.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER 9,500,000 shares, all of which are directly owned by H Capital V, except that Partner V, H Capital V Ltd and Director may be deemed to have sole dispositive power.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.3%*
12	TYPE OF REPORTING PERSON	PN

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 12 of 23

1	NAME OF REPORTING PERSONS H Capital V GP, L.P. (“Partner V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,500,000 shares, all of which are directly owned by H Capital V, except that Partner V, H Capital V Ltd and Director may be deemed to have sole voting power.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 9,500,000 shares, all of which are directly owned by H Capital V, except that Partner V, H Capital V Ltd and Director may be deemed to have sole dispositive power.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.3%*
12	TYPE OF REPORTING PERSON	PN

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 13 of 23

1	NAME OF REPORTING PERSONS H Capital V GP, Ltd. (“H Capital V Ltd”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,500,000 shares, all of which are directly owned by H Capital V, except that Partner V, H Capital V Ltd and Director may be deemed to have sole voting power.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 9,500,000 shares, all of which are directly owned by H Capital V, except that Partner V, H Capital V Ltd and Director may be deemed to have sole dispositive power.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.3%*
12	TYPE OF REPORTING PERSON	OO

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 14 of 23

1	NAME OF REPORTING PERSONS Xiaohong Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
57,973,086 shares, (i) 22,308,979 of which are directly owned by H Capital I, except that Partner I, H Capital I Ltd and Director may be deemed to have sole voting power; (ii) 13,552,176 of which are directly owned by H Capital II, except that Partner II, H Capital II Ltd and Director may be deemed to have sole voting power; (iii) 12,611,931 of which are directly owned by H Capital IV, except that Partner IV, H Capital IV Ltd and Director may be deemed to have sole voting power; and (iv) 9,500,000 shares of which are directly owned by H Capital V, except that Partner V, H Capital V Ltd and Director may be deemed to have sole voting power.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
57,973,086 shares, (i) 22,308,979 of which are directly owned by H Capital I, except that Partner I, H Capital I Ltd and Director may be deemed to have sole dispositive power; (ii) 13,552,176 of which are directly owned by H Capital II, except that Partner II, H Capital II Ltd and Director may be deemed to have sole dispositive power; (iii) 12,611,931 of which are directly owned by H Capital IV, except that Partner IV, H Capital IV Ltd and Director may be deemed to have sole dispositive power; and (iv) 9,500,000 shares of which are directly owned by H Capital V, except that Partner V, H Capital V Ltd and Director may be deemed to have sole dispositive power.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	57,973,086
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.1%*
12	TYPE OF REPORTING PERSON	IN

* As reported by the Issuer, as of December 4, 2020, the total number of Class A ordinary shares outstanding was 411,211,902 Class A ordinary shares.

CUSIP # 81807M106	Page 15 of 23

ITEM 1(A).	NAME OF ISSUER

17 Education & Technology Group Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing 100102

People’s Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by H Capital I, L.P. (“H Capital I”), H Capital I GP, L.P. (“Partner I”), H Capital I GP, Ltd. (“H Capital I Ltd”), H Capital II, L.P. (“H Capital II”), H Capital II GP, L.P. (“Partner II”), H Capital II GP, Ltd. (“H Capital II Ltd”), H Capital IV, L.P. (“H Capital IV”), H Capital IV GP, L.P. (“Partner IV”), H Capital IV GP, Ltd. (“H Capital IV Ltd”), H Capital V, L.P. (“H Capital V”), H Capital V GP, L.P. (“Partner V”) and H Capital V GP, Ltd. (“H Capital V Ltd”) (collectively “H Capital Entities”) and Xiaohong Chen (“Director”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

H Capital I Ltd is the general partner of Partner I, which is the general partner of H Capital I. H Capital I Ltd and Partner I may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by H Capital I. H Capital II Ltd is the general partner of Partner II, which is the general partner of H Capital II. H Capital II Ltd and Partner II may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by H Capital II. H Capital IV Ltd is the general partner of Partner IV, which is the general partner of H Capital IV. H Capital IV Ltd and Partner IV may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by H Capital IV. H Capital V Ltd is the general partner of Partner V, which is the general partner of H Capital V. H Capital V Ltd and Partner V may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by H Capital V. H Capital I Ltd, H Capital II Ltd, H Capital IV Ltd and H Capital V Ltd are ultimately controlled by Director. Director may be deemed to have sole power to vote and sole power to dispose of shares of the issuer indirectly owned by H Capital I Ltd, H Capital II Ltd, H Capital IV Ltd and H Capital V Ltd.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The principal business address of the Reporting Persons is:

c/o Campbells Corporate Services Limited,

Floor 4, Willow House, Cricket Square,

Grand Cayman KY1-9010, Cayman Islands

ITEM 2(C).

CITIZENSHIP

H Capital I, Partner I, H Capital II, Partner II, H Capital IV, Partner IV, H Capital V and Partner V are Cayman Islands exempted limited partnerships. H Capital I Ltd, H Capital II Ltd, H Capital IV Ltd and H Capital V Ltd are Cayman Islands exempted companies. Director is a United States citizen.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Class A Ordinary Shares, par value $0.0001 per share

CUSIP # 81807M106	Page 16 of 23

ITEM 2(D)	CUSIP NUMBER 81807M106 (CUSIP Number for the ADSs, which are traded on the NASDAQ Global Select Market. The Class A ordinary shares do not have a CUSIP Number.)

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2020:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

CUSIP # 81807M106	Page 17 of 23

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of H Capital I, Partner I, H Capital II, Partner II, H Capital IV, Partner IV, H Capital V and Partner V and the memorandum and articles of association of H Capital I Ltd, H Capital II Ltd, H Capital IV Ltd and H Capital V Ltd, the general partner and limited partners, members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP # 81807M106	Page 18 of 23

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2021	H Capital I, L.P.

By: H Capital I GP, L.P.
Its: General Partner

By: H Capital I GP, Ltd.
Its: General Partner

	By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital I GP, L.P.

By: H Capital I GP, Ltd.
Its: General Partner

	By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital I GP, Ltd.

	By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital II, L.P.

By: H Capital II GP, L.P.
Its: General Partner

By: H Capital II GP, Ltd.
Its: General Partner

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

CUSIP # 81807M106	Page 19 of 23

H Capital II GP, L.P.

By: H Capital II GP, Ltd.
Its: General Partner

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital II GP, Ltd.

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital IV, L.P.

By: H Capital IV GP, L.P.
Its: General Partner

By: H Capital IV GP, Ltd.
Its: General Partner

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital IV GP, L.P.

By: H Capital IV GP, Ltd.
Its: General Partner

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital IV GP, Ltd.

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

CUSIP # 81807M106	Page 20 of 23

H Capital V, L.P.

By: H Capital V GP, L.P.
Its: General Partner

By: H Capital V GP, Ltd.
Its: General Partner

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital V GP, L.P.

By: H Capital V GP, Ltd.
Its: General Partner

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital V GP, Ltd.

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

Xiaohong Chen

By:	/s/ Xiaohong Chen
Xiaohong Chen

CUSIP # 81807M106	Page 21 of 23

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	22

CUSIP # 81807M106	Page 22 of 23

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A ordinary shares of 17 Education & Technology Group Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 15, 2021	H Capital I, L.P.

By: H Capital I GP, L.P.
Its: General Partner

By: H Capital I GP, Ltd.
Its: General Partner

	By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital I GP, L.P.

By: H Capital I GP, Ltd.
Its: General Partner

	By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital I GP, Ltd.

	By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital II, L.P.

By: H Capital II GP, L.P.
Its: General Partner

By: H Capital II GP, Ltd.
Its: General Partner

	By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital II GP, L.P.

By: H Capital II GP, Ltd.
Its: General Partner

	By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital II GP, Ltd.

	By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

CUSIP # 81807M106	Page 23 of 23

H Capital IV, L.P.

By: H Capital IV GP, L.P.
Its: General Partner

By: H Capital IV GP, Ltd.
Its: General Partner

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital IV GP, L.P.

By: H Capital IV GP, Ltd.
Its: General Partner

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital IV GP, Ltd.

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital V, L.P.

By: H Capital V GP, L.P.
Its: General Partner

By: H Capital V GP, Ltd.
Its: General Partner

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital V GP, L.P.

By: H Capital V GP, Ltd.
Its: General Partner

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

H Capital V GP, Ltd.

By:	/s/ Xiaohong Chen
Xiaohong Chen, Director

Xiaohong Chen

By:	/s/ Xiaohong Chen
Xiaohong Chen